STARBOX GROUP HOLDINGS LTD.
VO2-03-07, VELOCITY OFFICE 2
LINGKARAN SV, SUNWAY VELOCITY
KUALA LUMPUR, MALAYSIA 55100

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on October 21, 2024. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on October 21, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V56596-S95397

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STARBOX GROUP HOLDINGS LTD.

The Board of Directors recommends you vote FOR the following proposals 1, 2 and 3:

1. as an ordinary resolution of shareholders that: — For ☐ Against ☐ Abstain ☐
   (a) each of the issued and unissued Class A ordinary shares be consolidated on a 16:1 basis, such that the Company's authorized Class A ordinary shares be consolidated to 54,387,500 ordinary shares of US$0.018 par value each;
   (b) each of the issued and unissued Class B ordinary shares be consolidated on a 16:1 basis, such that the Company's authorized Class B ordinary shares be consolidated to 800,000 ordinary shares of US$0.018 par value each; and
   (c) each of the unissued preferred shares in the Company be consolidated on a 16:1 basis, such that the Company's unissued preferred shares be consolidated to 312,500 preferred shares of US$0.018 par value each,
   (together, the "Share Consolidation");

2. as an ordinary resolution of shareholders that, with effect immediately following the Share Consolidation, the Company's authorized share capital be increased (the "Share Capital Increase") from: — For ☐ Against ☐ Abstain ☐
   (a) US$999,000.00 divided into 55,500,000 shares after the share consolidation; to
   (b) US$9,990,000 divided into 555,000,000 shares comprising:
      (i) 543,875,000 Class A ordinary shares of US$0.018 par value each;
      (ii) 8,000,000 Class B ordinary shares of US$0.018 par value each; and
      (iii) 3,125,000 preferred shares of US$0.018 par value each.

3. as a special resolution of shareholders that, with effect immediately following the Share Consolidation and the Share Capital Increase: — For ☐ Against ☐ Abstain ☐
   (a) the memorandum of association of the Company be amended and restated by the deletion of the existing memorandum of association in its entirety and the substitution in its place of the amended and restated memorandum of association in the form set out in the Notice; and
   (b) articles of association of the Company be amended and restated by the deletion of the existing articles of association in their entirety and the substitution in their place of the amended and restated articles of association in the form set out in the Notice.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement and Articles of Association are available at www.proxyvote.com.

V56597-S95397

Starbox Group Holdings Ltd.
Extraordinary General Meeting of Shareholders
October 23, 2024 8:30 AM (Eastern Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Lee Choon Wooi and Khoo Kien Hoe, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Starbox Group Holdings Ltd. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 8:30 AM (Eastern Time), on October 23, 2024, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side